[redacted]

SECURIT 05039181 ON

CW 3/17

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ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-05247~~

8-15803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: **ITG Execution Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 International Drive
(No. and Street)

Rye Brook	**New York**	**10573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Herzog — **(914) 312-2304**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is not contained in this Report*

Not Applicable
(Name - *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

KQ 3/22

PS 3/17

AFFIRMATION

We, Max Levine and Alan Herzog, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ITG Execution Services, Inc. for the year ended December 31, 2004 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/05

Signature Date

President

Title

2/28/05

Signature Date

Chief Financial Officer

Title

Susan M. Wadelton

Notary Public

SUSAN M. WADELTON
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WA6112615
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 6, 2008

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	1,347,638
Exchange memberships owned, at cost		836,250
Other assets		42,770
Total assets	$	2,226,658

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	244,867
Accounts payable and accrued expenses		71,114
Total liabilities		315,981
Stockholder's equity:		
Common stock, $0.50 par value; 100,000 shares authorized; 2,394 issued and outstanding		1,197
Additional paid-in capital		2,932,301
Accumulated deficit		(89,323)
Treasury stock at cost, 237 shares		(933,498)
Total stockholder's equity		1,910,677
Total liabilities and stockholder's equity	$	2,226,658

See accompanying notes to Financial Statements.

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Notes to Financial Statements

(1) Organization and Basis of Presentation

ITG Execution Services, Inc. (the "Company"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities Exchange Commission ("SEC") and a member of the New York Stock Exchange, Inc. ("NYSE"), is a wholly-owned subsidiary of Hoenig Group, Inc. ("Group"). Group in turn, is a wholly owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Company conducts floor brokerage activities on the NYSE on behalf of an affiliate, ITG Inc. ("ITG"), its sole customer.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at market value. Liabilities are carried at amounts approximating fair value.

Securities Transactions/Other Income

Revenues primarily consist of commissions from the Company's floor brokerage services on behalf of ITG, its sole customer. These commissions and related expenses are recorded on a trade-date basis. Interest and dividends primarily consist of income earned on the Company's portfolio of investments, which is recorded on an accrual basis. Other revenues represents the lease of a seat membership on the NYSE.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2004, the Company had no permanent impairment.

(3) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against defered tax assets if it is more likely than not that such assets will not be realized. At December 31, 2004, the Company has income taxes payable of $271,955 which is reflected in due to affiliates in the Statement of Financial Condition.

For the year ended December 31, 2004, income tax expense consists of the following components:

Current expense:		
Federal	$	60,611
State and local		10,014
		70,625
Deferred expense:		
Federal		(22,974)
State and local		(3,796)
		(26,770)
Total	$	43,855

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $26,770 as of December 31, 2004. Temporary differences that gave rise to the deferred tax assets were related to deferred compensation.

Management believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the deferred tax assets.

The following table reconciles the income tax expense computed under the U.S. federal statutory rate of 35% to the income tax expense for the year ended December 31, 2004:

Computed statutory tax	$	39,813	35.0%
State and local income taxes, net of federal income tax benefit		4,042	3.6
Total effective income tax	$	43,855	38.6%

(4) Employee Benefit Plans

Effective January 1, 1999, all employees of the Company employed as of that date were immediately eligible to participate in the Parent's Retirement Savings and Money Purchase Pension plans (the "Plans"). These Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $205,000 for the year ended December 31, 2004. The Plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the Plans, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year. The costs allocated by the Parent to the Company relative to the employees participating in the Plans for the year ended December 31, 2004 was $28,857 and is included in compensation and employee benefits expense in the Statement of Income.

Under the Parent's Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the Amended and Restated 1994 Stock Option abd Long-term Incentive Plan, and as amended on June 30, 2003, all employees earning total compensation per annum of $200,000 and greater are mandated to participate. The amended SUA Program defers receipt (and thus taxation on) a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 130% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted as to settlement, half of which are to be distributed on the third anniversary of the deferral and the remaining half on the sixth anniversary of the deferral. The match representing the 30% excess over the amount actually deferred by the participants is contingent only upon employment with the Company and cliff-vests 50% on the third anniversary of the match and the remaining 50% on the sixth anniversary of the match.

The Company included the participants' deferral under the SUA Program in compensation and employee benefits expense and recognized additional expense of $1,978 during the year ended December 31, 2004, which represents the 30% excess over the amount actually deferred by the participants. During the year ended December 31, 2004, 601 units were granted to the Company's participants in the SUA Program. No units under the SUA Program relating to the Company's employees became vested during the year ended December 31, 2004, and therefore there were no shares of the Parent's common stock issued in connection with the SUA Program.

(5) Related Party Transactions

The Company provides floor brokerage services to ITG in accordance with a services agreement. For the year ended December 31, 2004, fees totaling $659,725 were earned by the Company and are reflected as commissions in the Statement of Income.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in executing floor brokerage transactions for ITG. Floor brokerage transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Financial Statements. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents are deposited with high credit quality financial institutions.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2004, the Company had net capital of $1,022,797, which was $998,015 in excess of required net capital of $24,782. The Company's ratio of aggregate indebtedness to net capital ratio was 0.36 to 1.